

02007818

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-36843

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AMVEST SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1395 E. DUBLIN GRANVILLE ROAD, SUITE 203
(No. and Street)

COLUMBUS, OHIO 43229
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

S. FRANK CHAPPELL 614-431-2004
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J. TERRENCE HOFFMANN, CPA
(Name — if individual, state last, first, middle name)

8216 SPRUCE NEEDLE CT., COLUMBUS, OHIO 43235
(Address) (City) (State) Zip Code)

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ralph J. Martinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amvest Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

LYNN A. TICE
Notary Public - State of Ohio
My Commission Expires May 20, 2003

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- _ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- _ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- _ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- _ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- _ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- _ (m) A copy of the SIPC Supplemental Report.
- _ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. TERRENCE HOFFMANN

CERTIFIED PUBLIC ACCOUNTANT
8216 SPRUCE NEEDLE CT.
COLUMBUS, OHIO 43235
614-847-1193

To the Board of Directors
Amvest Securities, Inc.

I have audited the accompanying balance sheet of the Amvest Securities, Inc. as of December 31, 2001 and 2000, and the related income statement, statement of retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principle used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Amvest Securities, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



Columbus, Ohio
January 24, 2002

AMVEST SECURITIES, INC.

BALANCE SHEET

December 31, 2001 and 2000

ASSETS

	2001	2000
Current Assets		
Cash and cash equivalents	$ 34,470	$ 45,140
Securities at market value	38,577	34,763
Accounts receivable	1,800	0
Total Current Assets	74,847	79,903
Other Assets		
Advances	0	723
Deposits	0	0
Organization Cost less Amortization ($1,890)	0	0
Total Other Assets	0	723
Fixed Assets		
Furniture & Fixtures less Depreciation	0	0
Machinery & Equipment less Depreciation	0	0
Total Fixed Assets	0	0
Total assets	$74,847	$80,626

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Current Liabilities		
Accrued payroll taxes	697	0
Accrued city income tax	0	281
Accrued Federal Income tax	0	3,024
Total Current Liabilities	697	3,305
Common stock, no par	$4,040	$4,040
Paid in capital	55,140	51,940
Retained Earnings (deficit)	15,970	22,341
Less Common Stock Held in Treasury	(1,000)	(1,000)
Total Stockholder's Equity	74,150	77,321
Total liabilities and Stockholder's Equity	$ 74,847	$80,626

The accompanying notes are an integral part of this statement.

AMVEST SECURITIES, INC.

INCOME STATEMENT

For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenues		
Commissions	$197,956	$430,306
Investment Income	1,019	(4,696)
Other	0	6
	198,975	425,616
Expenses		
Commissions	$125,938	$353,051
General & Administrative	79,408	63,401
Depreciation	0	76
	205,346	416,528
Income (Loss) before Federal income taxes	(6,371)	9,088
Provision for Federal income tax	0	3,024
Income (Loss)	$(6,371)	$6,064

The accompanying notes are an integral part of this statement.

AMVEST SECURITIES, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2001 and 2000

	Common Stock - no par 750 shares authorized 100 shares issued				
	Shares Issued and Outstanding	Stated Value	Paid - In Capital	Treasury Stock	Retained Earnings Deficit
Balance, December 31, 1999	100	$4,040	$51,940	$(1,000)	16,277
Net Profit					6,064
Addition					
Balance, December 31, 2000	100	$4,040	$51,940	$(1,000)	22,341
Net Profit					(6,371)
Addition			3,200		
Balance, December 31, 2001	100	$4,040	$55,140	(1,000)	15,970

The accompanying notes are an integral part of this statement.

AMVEST SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities		
Income (Loss)	$(6,371)	$6,064
Depreciation	0	76
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase)decrease in advances	723	(145)
(Increase) decrease in accounts receivable	(1,800)	
(increase) decrease in securities	(3,814)	4,609
(decrease) increase in accrued liabilities	(2,608)	1,534
(Increase) decrease in deposits	0	580
Net cash provided (used) by operating activities	(13,870)	12,718
Cash flows from investing activities		
Purchase of fixed assets	0	0
Additional paid in capital	3,200	0
Net cash provided (used) by investing activities	3,200	0
Net increase (decrease) in cash	(10,670)	12,718
Cash and cash equivalents at beginning of year	45,140	32,422
Cash and cash equivalents at end of year	$34,470	$45,140
Taxes paid	$ 3,161	$ 1,771
Interest paid	$ 0	$ 0

The accompanying notes are an integral part of this statement.

AMVEST SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2001 and 2000

NOTE 1 -ORGANIZATION AND PURPOSE

The Company was incorporated on July 16, 1986 to engage in selling mutual funds, investments, and variable contract products. The Company became an Introducing Broker/Dealer in March 2000 and entered into a clearing agreement with Raymond James & Associates. The Company does not hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Under the Rule, the Company's aggregate indebtedness to all other persons cannot exceed 1,500 percent of net capital. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if aggregate indebtedness exceeds 1,000 percent of net capital. At December 31, 2001 the Company had net capital of $68,204 was $18,204 in excess of the minimum required and the percentage of aggregate indebtedness to net capital was 1.02 %.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Amortization of Organization Costs

The Company provides for amortization of organization costs using the straight - line method over a sixty month period.

Income Taxes

The Company is a C corporation, the tax liability for 2001 was –0-.

NOTE 5 - LEASES

The company leases the property it occupies at 1395 E. Dublin - Granville Road. The amount paid during 2001 was $ 9,000.

J. TERRENCE HOFFMANN

CERTIFIED PUBLIC ACCOUNTANT
8216 SPRUCE NEEDLE CT.
COLUMBUS, OHIO 43235
614-847-1193

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5

The information contained in the schedules on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the audit procedures applied in the examination of the basic financial statements and, in my opinion, is stated fairly in all material respects in relation to the basic financial statements taken as a whole, and the schedules present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.



Columbus, Ohio
January 24, 2002

AMVEST SECURITIES, INC.

COMPUTATION OF NET CAPITAL

December 31, 2001

Net Capital	
Stockholders' equity	$74,150
Haircut – debt securities	(1,093)
Haircut – other securities	(3,053)
Non-allowable assets	(1,800)
	(5,946)
NET CAPITAL	$68,204

AMVEST SECURITIES, INC.

COMPUTATION OF NET CAPITAL REQUIREMENT

December 31, 2001

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 46
Minimum dollar net capital requirement	$50,000
Net Capital requirement (greater of the above)	$50,000
Excess net capital	$18,204
Percentage of aggregate indebtedness to net capital	1.02%

The differences between the computation of net capital and net capital required as presented herein and that reported by the Company in Part IIA of Form X-17A-5 as of December 31, 2001 are as follows:

Reported in Part IIA of the Focus Report as of December 31, 2001	$68,204
Adjustments:	
Haircuts	4,146
Non-allowable assets	1,800
	5,946
Reported Herein	$74,150

AMVEST SECURITIES, INC.

SCHEDULE OF AGGREGATE INDEBTEDNESS

December 31, 2001

Accrued liabilities	$ 697
AGGREGATE INDEBTEDNESS	$ 697

J. TERRENCE HOFFMANN

CERTIFIED PUBLIC ACCOUNTANT
8216 SPRUCE NEEDLE CT.
COLUMBUS, OHIO 43235
614-847-1193

REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Amvest Securities, Inc.

I have examined the financial statements of Amvest Securities, Inc. for the year ended December 31, 2001 and have issued my report thereon dated January 24, 2002. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission (SEC). This study and evaluation included the accounting system, the procedures for safeguarding securities and the practices and procedures followed by the Company: (i) in making the periodic computations of net capital and net capital requirements under SEC Rule 17a-3 (a) (11); and (ii) the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or (ii)in complying with the requirements for prompt payment for securities, (Section 4 (c) of Regulation T of the Board of Governors of the Federal Reserve System), because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. SEC Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of my examination would be disclosed. The purposes of my study and evaluation was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis for reporting material weaknesses in internal accounting control under Rule 17a-5. My study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of Investment Resources Securities, Inc. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system of internal control to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation was made for the purpose described in the first paragraph above and would not necessarily disclose all material weaknesses. Accordingly, I do not express an opinion on the system of internal accounting control of Investment Resources Securities, Inc. taken as a whole or on the practices and procedures described in the first paragraph above. I understand, however, that practices and procedures that accomplish the objectives referred to in the first paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

Nothing came to my attention that indicated the Company was not in compliance with the exemptive provisions of Sec. Rule 15c3-3K(2)(a).

This report is intended solely for the use of management, the National Association of Securities dealers and the Securities and Exchange Commission and should not be used for any other purpose.



January 24, 2002
Columbus, Ohio

AMVEST SECURITIES, INC.

AUDITED FINANCIAL STATEMENT

For The Years Ended December 31, 2001 and 2000

J. TERRENCE HOFFMANN

CERTIFIED PUBLIC ACCOUNTANT
8216 SPRUCE NEEDLE CT.
COLUMBUS, OHIO 43235
614-847-1193

AMVEST SECURITIES, INC.

For The Years Ended December 31, 2001 and 2000

CONTENTS

Financial Statements

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5